

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Richard A. Gonzalez
Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road North
Chicago, Illinois 60064

> **Re: AbbVie Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2022**
> **File No. 001-35565**

Dear Richard A. Gonzalez:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Disclosure Review Program